CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2008

(Expressed in thousands of Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)

	March 31	December 31
	2008	2007
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$47,401	$40,341
Marketable securities (note 4)	11	13
Amounts receivable and prepaids	2,368	1,000
Balance receivable from related parties (note 6)	–	27
	49,780	41,381

Equipment	785	674
Mineral property interests	168,222	168,222

Total Assets	$218,787	$210,277

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$8,723	$7,607
Balance payable to related parties (note 6)	504	21
	9,227	7,628

Future income tax liability	57,786	57,786
Non-controlling interest	61,389	35,552
	119,175	93,338

Shareholders' equity
Share capital	365,202	365,202
Contributed surplus	17,967	18,018
Accumulated other comprehensive loss	(5)	(3)
Deficit	(292,779)	(273,906)
	90,385	109,311
Nature of operations (note 1)
Subsequent event (note 7)

Total Liabilities and Shareholders' Equity	$218,787	$210,277

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except per share amounts)

	Three months ended March 31
	2008	2007

Expenses
Amortization	$40	$30
Conference and travel	304	167
Exploration (see schedule of exploration expenses)	18,275	13,738
Foreign exchange gain	(1,133)	(102)
Interest income	(428)	(968)
Legal, accounting and audit	118	287
Office and administration	1,490	1,285
Shareholder communication	52	119
Stock-based compensation - exploration (note 5(b))	(265)	1,639
Stock-based compensation - administration (note 5(b))	214	2,298
Trust and filing	171	92
Net loss before taxes	18,838	18,585
Income taxes	35	–
Future income tax recovery	–	(982)
Loss for the period	$18,873	$17,603

Other comprehensive loss
Unrealized loss on available-for-sale marketable securities (note 4)	2	2
Other comprehensive loss	$2	$2

Total comprehensive loss	$18,875	$17,605

Basic and diluted loss per common share	$0.20	$0.19

Weighted average number of
common shares outstanding	92,543,639	91,755,754

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended March 31
	2008	2007

Operating activities
Loss for the period	$(18,873)	$(17,603)
Items not involving cash
Amortization	40	30
Contributions from non-controlling interest	25,837	–
Future income tax recovery	–	(982)
Shares received for property options agreement	–	(20)
Stock-based compensation (note 5(b))	(51)	3,937
Changes in non-cash working capital items
Amounts receivable and prepaids	(1,368)	(815)
Accounts payable and accrued liabilities	1,116	(2,019)
Balances receivable from and payable to related parties	510	(304)
Cash and equivalents provided by (used in) operating activities	7,211	(17,776)

Investing activities
Purchase of equipment	(151)	(112)
Cash and equivalents used for investing activities	(151)	(112)

Financing activities
Common shares issued for cash, net of issue costs	–	1,249
Options exercised proceeds received	–	3,740
Cash provided from financing activities	–	4,989

Increase (decrease) in cash and equivalents	7,060	(12,899)
Cash and equivalents, beginning of period	40,341	93,690

Cash and equivalents, end of period	$47,401	$80,791

Supplementary information
Taxes paid	$35	$–
Interest paid	$–	$–
Interest received	$428	$968

Non-cash investing and financing activities
Fair value of stock options allocated to shares issued upon
exercise	$–	$695

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended		Year ended
		March 31, 2008		December 31, 2007
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	92,543,639	$365,202	91,685,519	$357,364
Share purchase options exercised at $4.50 per share	–	–	150,068	675
Share purchase options exercised at $5.31 per share	–	–	515,066	2,730
Share purchase options exercised at $5.37 per share	–	–	15,000	81
Share purchase options exercised at $5.40 per share	–	–	68,400	369
Share purchase options exercised at $7.25 per share	–	–	105,436	764
Share purchase options exercised at $9.81 per share	–	–	2,500	25
Share purchase options exercised at $10.32 per share	–	–	1,650	17
Fair value of stock options allocated to shares issued on exercise	–	–	–	3,177
Balance at end of the period	92,543,639	$365,202	92,543,639	$365,202

Contributed surplus
Balance at beginning of the period		18,018		10,062
Stock-based compensation		(51)		11,133
Fair value of stock options allocated to shares issued on exercise		–		(3,177)
Balance at end of the period		$17,967		$18,018

Accumulated other comprehensive loss
Balance at beginning of the period		(3)		–
Unrealized loss on available-for-sale marketable securities (note 3)		(2)		(2)
Gain recognized on disposal of available-for-sale marketable securities		–		(1)
Balance at end of the period		$(5)		$(3)

Deficit
Balance at beginning of the period		(273,906)		(169,899)
Loss for the period		(18,873)		(104,007)
Balance at end of the period		$(292,779)		$(273,906)

TOTAL SHAREHOLDERS' EQUITY		$90,385		$109,311

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in thousands of Canadian Dollars)

	Three months ended March 31
	2008	2007

Assays and analysis	$261	$187
Drilling	2,911	2,736
Engineering	2,008	525
Environmental	4,891	3,299
Equipment rental	19	26
Freight	150	325
Geological	516	344
Graphics	17	27
Land access	121	–
Option payments	–	(20)
Property fees and assessments	47	49
Public affairs	2,192	–
Site activities	2,642	3,053
Socioeconomic	731	1,504
Transportation	1,615	1,540
Travel and accommodation	154	143
Incurred during the period	18,275	13,738
Cumulative expenditures, beginning of period	223,698	137,274
Cumulative expenditures, end of period	$241,973	$151,012

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. The Company’s principal mineral property interest is its 50% share in the Pebble Project located in Alaska, United States of America (“USA”).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's 2007 annual consolidated financial statements which are available through the Internet on SEDAR at www.sedar.com.

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company has determined that its 50:50 partnership with an indirect wholly-owned subsidiary of Anglo-American plc (“Anglo”) in the Pebble Project qualifies as a variable interest entity and concluded that the Company is the primary beneficiary and accordingly has consolidated the activities of the partnership. Expenditures incurred on the Pebble Project through the partnership have been included in the consolidated statement of operations. Anglo’s contributions for the three months ended March 31, 2008 of $25.8 million (US$25.7 million) have been recorded as a non-controlling interest in the partnership.

Operating results for the three month period ended March 31, 2008 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2008.

3.	CHANGES IN ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below:

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

Effective January 1, 2008, the Company adopted the following accounting standards updates issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	New Accounting Policies Adopted

(i)	Capital Disclosures (Section 1535)

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can explore and develop its projects for the benefit of its shareholders and other stakeholder. The Company considers the components of shareholders’ equity as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements and public offerings in order to maintain or adjust the capital structure. The Company is not subject to externally imposed capital requirements.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2008.

(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying amounts of the Company’s cash and equivalents, marketable securities, amounts receivable, balances due to/receivable from related parties, refundable deposits,

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

accounts payable and accrued liabilities approximate their fair values. The fair value of marketable securities is based on the market value of the quoted investments.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and equivalents, accounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk by only investing its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents and accounts receivable represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and equivalents are invested in business accounts, bankers acceptances, government treasury bills and/or commercial paper (in the case of US dollar denominated cash and equivalents), and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

Foreign exchange risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in US dollars and its liabilities are primarily denominated in US dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk is as follows:

Currency	March 31, 2008	December 31, 2007
United States Dollar	$47,342	$38,448
Total financial assets	$47,342	$38,448

The exposure of the Company’s accounts payable and accrued liabilities and amounts due to related parties to foreign exchange risk is as follows:

Currency	March 31, 2008	December 31, 2007
United States Dollar	$7,523	$5,554
Total financial liabilities	$7,523	$5,554

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the United States dollar would result in an increase (decrease) in the net loss of $1.6 million as reflected in the Company’s statement of operations.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

Commodity price risk

While the value of the Company’s core mineral resource property, the Pebble Property, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

(iii)	Going Concern – Amendments to Section 1400

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern.

The Company’s management has assessed the Company’s ability to continue as a going concern and has concluded that assumption is appropriate in the preparation of these interim consolidated financial statements as i) ongoing exploration activities are being financed by the Company’s partner in the Pebble Partnership; and ii) the Company has sufficient cash and equivalents to fund its day to day operations.

(b)	Accounting Policies Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the impact of adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4.	MARKETABLE SECURITIES

	Number of
Available for sale	shares	Amount
Solomon Resources Limited
Balance, December 31, 2007	60,000	$13
Unrealized loss recognized March 2008	–	(2)
Balance, March 31, 2008	60,000	$11

The Company has 60,000 common shares in Solomon Resources Limited (“Solomon”), a company listed on the TSX Venture Exchange, received in 2007 as part of the terms of an exclusive agreement in which Solomon has the option to earn a minimum 50% interest in a non-core property. The shares have been measured at fair market value being the quoted market value.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

5.	SHARE CAPITAL

	(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

	(b)	Share purchase option compensation plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share option plan (the "2007 Rolling Option Plan") is based on the maximum number of eligible shares equalling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2007 Rolling Option Plan, if outstanding options are exercised, or expire, and/or the number of issued and outstanding common shares of the Company increases, then the options available to grant under the plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options for the period ended March 31, 2008 is:

	Exercise	Dec 31			Expired /	Mar 31
Expiry date	price	2007	Granted	Exercised	cancelled	2008
April 30, 2009	$ 7.25	359,400	–	–	–	359,400
April 30, 2009	$ 9.81	50,000	–	–	–	50,000
April 30, 2009	$10.32	596,350	–	–	(3,350)	593,000
April 30, 2011	$ 7.25	945,000	–	–	–	945,000
February 20, 2012	$10.95	828,000	–	–	–	828,000
		2,778,750	–	–	(3,350)	2,775,400

Weighted average exercise price		$ 9.06	$–	$–	$ 10.32	$9.06

At March 31, 2008, there were 2,284,232 options that had vested and were exercisable, with a weighted average price of $8.71 per share.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

Using an option pricing model the estimated fair value of options have been recognized in the statement of operations based on the assumptions noted below:

	Three months ended
	March 31
	2008	2007
Exploration
Engineering	$(62)	$458
Environmental, socioeconomic and land	(124)	296
Geological	(79)	885
Exploration	(265)	1,639
Operations and administration	214	2,298
Total compensation cost recognized in operations,
credited (debited) to contributed surplus	$(51)	$3,937

The weighted average assumptions used to estimate the fair value of options for the period ended March 31, 2008 and 2007 were:

	Three months ended
	March 31
	2008	2007
Risk-free interest rate	4%	4%
Expected life	3.8 years	3.8 years
Vesting period	0 – 60 months	0 – 60 months
Expected volatility	64%	62%
Expected dividend yield	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Northern Dynasty Minerals Ltd.
Notes to Consolidated Financial Statements
For the three months ended March 31, 2008
(Unaudited – Expressed in thousands of Canadian Dollars, unless stated otherwise)

6.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended March 31
Transactions	2008	2007
Services rendered and expenses reimbursed
Hunter Dickinson Inc. (a)	$2,187	$1,240
Sidev Holdings Ltd. (b)	72	35

Balances receivable	At March 31, 2008	At December 31, 2007
Hunter Dickinson Inc. (a)	$–	$27

Balances payable	At March 31, 2008	At December 31, 2007
Hunter Dickinson Inc. (a)	$480	$–
Sidev Holdings Ltd. (b)	24	21
	$504	$21

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by eight public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis. Included in the total of services provided by HDI for the period ended March 31, 2008 is $1,641 invoiced to the Pebble Limited Partnership.

(b)

Sidev Holdings Ltd. is a private company controlled by a director of Pebble East Corp. (formerly Northern Dynasty Mines Inc.), a wholly owned private US subsidiary of the Pebble Limited Partnership, and provides project management services at market rates.

7.	SUBSEQUENT EVENT

Subsequent to March 31, 2008, the Company granted 1,510,500 share purchase options, each exercisable into a common share at a price of $9.74, expiring on April 14, 2011 and 753,000 share purchase options, each exercisable into a common share at a price of $9.74, expiring on April 14, 2013.